UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER  000-54660

CUSIP NUMBER  46637N103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JTH Holding, Inc.
Full Name of Registrant

Former Name if Applicable

1716 Corporate Landing Parkway
Address of Principal Executive Office (Street and Number)

Virginia Beach, VA 23454
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been in discussions with the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission regarding comments received from the Staff relating to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2013. Since receipt of the Staff's comments, the Company has been engaged with the Staff in a comment and reply process with related telephonic communications regarding these matters. As a part of this process, the Company is reviewing its revenue recognition policies in light of the Staff's comments and has engaged outside advisors to help facilitate this review. The Company believes that it is in the best interests of investors to resolve the Staff's comments prior to filing its Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (the "2013 Form 10-K"). As a result, the Company was unable to file the 2013 Form 10-K by the prescribed due date of July 29, 2013 without unreasonable effort or expense. The Company continues to work with the Staff to resolve all of the Staff's comments and intends to file the 2013 Form 10-K as soon as practicable after resolution of those comments. The Company believes it will be able to resolve the comments within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and will endeavor to file the 2013 Form 10-K within the extended filing deadline. However, the Company can provide no assurance that it will resolve the Staff's comments in time to allow it to meet that extended filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark F. Baumgartner, Chief Financial Officer	757	493-8855
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not yet determined whether any significant changes in the results of operations for the fiscal year ended April 30, 2013 from the fiscal year ended April 30, 2012 will be reflected because, as described in Part III of this Form 12b-25, the Company has not yet resolved the Staff's comments or determined the effect of the resolution of those comments on the Company's financial statements for both such years.

Forward Looking Statements

In addition to historical information, this notification may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including implied and express statements regarding the Company’s resolution of the Staff's comments and the Company's anticipated filing timeline.  These forward-looking statements, as well as any additional guidance the Company may provide, are based upon the Company's current expectations and there can be no assurance that such expectations will prove to be correct. Because forward-looking statements involve risks and uncertainties and speak only as of the date on which they are made, the actual outcomes related to forward-looking statements could differ materially from these statements. These risks and uncertainties relate to, among other things, the timing of the resolution of the Staff's comments, the impact the Staff's review process may have on our historical financial results, and changes in market, economic, political or regulatory conditions. Information concerning these risks and uncertainties is contained in the Company’s Annual Report on Form 10-K and in other filings by the Company with the Securities and Exchange Commission. The Company does not undertake any duty to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

JTH Holding, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 30, 2013	By:	/s/Mark F. Baumgartner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).